May 13, 2025

Kevin McGurn
Chief Executive Officer
Yorkville Acquisition Corp.
1012 Springfield Avenue
Mountainside, NJ 10792

       Re: Yorkville Acquisition Corp.
           Registration Statement on Form S-1
           Filed April 16, 2025
           File No. 333-286569
Dear Kevin McGurn:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed April 16, 2025
Cover Page

1. Please revise paragraph 5 to specifically state whether the time frame may be extended beyond 24 months. See Item 1602(a)(1) of Regulation S-K.
Summary
Sponsor Information, page 10

2. Please revise here and elsewhere as applicable to clearly identify the controlling persons of YA II PN, Ltd., who serve as the sole managing member of your sponsor.
       Refer to Item 1603(a)(7) of Regulation S-K for guidance.
Risk Factors, page 47

3. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Also
 May 13, 2025
Page 2

       revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a
       U.S. government entity, such as the Committee on Foreign Investment in the United
       States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
Dilution, page 100

4. We note the Company's tabular presentation of dilution at quartile intervals which appears to limit maximum redemptions to be less than 100% of shares being issued given that the adjusted NTBV is set at $5,000,001. We further note your disclosure on page 45 that the Company does not have a specified maximum redemption threshold, which is inconsistent with the disclosure on page 101 noting "holders of up to approximately 94.1% of our public shares may redeem their shares... as set forth in
       [y]our tender offer or proxy materials." Please tell us how you considered this redemption restriction in your disclosure throughout the prospectus given it appears that the Company may not redeem its public shares in an amount that would cause its net tangible assets to be less than $5,000,001.
5. To the extent you have a redemption limitation requiring net tangible book value to be no less than $5,000,001 to consummate your initial business combination, please amend your disclosure to present the number of ordinary shares redeemed and amounts paid for such redemptions as quartile percentages of the maximum redemption, rather than based on the entire amount of shares to be sold to public
       shareholders.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 104

6. We note your disclosure herein identifying factors that raise substantial doubt about your ability to continue as a going concern. However, we note the disclosure in your audited notes to financial statements that while the Company does not have sufficient liquidity to meet its current obligations, management has determined it has access to funds from the sponsor to fund its working capital needs within one year after the date that the financial statements were issued. Please reconcile these statements, and advise or revise as necessary.
 May 13, 2025
Page 3
Underwriting, page 195

7. We note your disclosure on page 196 and elsewhere that the representative shares have been deemed compensation by FINRA. Please revise to include these shares in the underwriter's compensation table. Please refer to Item 508(e) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jeffrey Lewis at 202-551-6216 or Mark Rakip at 202-551-3573 if you
have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Stephen Alicanti, Esq.